EXHIBIT 99.1

                               NOTEHOLDERS REPORT

                        CRUSADE GLOBAL TRUST NO.2 OF 2001
                        COUPON PERIOD ENDING 20 JUNE 2002


USD NOTES
--------------------------------------------------------------------------------------------------------------------
                         FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL     CHARGE
                              (USD)         BOND FACTOR   COUPON RATE        (USD)       PAYMENTS (USD)  OFFS (AUD)
                         --------------     -----------   -----------   ---------------  --------------  -----------

Class A Notes            623,465,113.23      77.933139%     2.18500%      3,856,988.47    67,270,061.64      0.00
--------------------------------------------------------------------------------------------------------------------

                         FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL     CHARGE
                              (AUD)         BOND FACTOR   COUPON RATE        (AUD)       PAYMENTS (USD)  OFFS (AUD)
                         --------------     -----------   -----------   ---------------  --------------  -----------

Class B Notes             37,550,000.00     100.000000%     4.97500%        470,866.71         0.00          0.00
Class C Notes              3,235,000.00     100.000000%     5.19500%         42,359.89         0.00          0.00
--------------------------------------------------------------------------------------------------------------------


POOL SUMMARY                                                         31May02
                                                                       AUD
                                                                 ---------------

Outstanding Balance - Variable Rate Housing Loans                 1,002,062,016
Outstanding Balance - Fixed Rate Loans                              206,353,057
Number of Loans                                                           9,664
Weighted Average Current LVR                                             62.86%
Average Loan Size                                                       125,043
Weighted Average Seasoning                                            23.3 mths
Weighted Average Term to Maturity                                      272 mths


PRINCIPAL COLLECTIONS                                                  AUD
                                                                 ---------------
Scheduled Principal Payments                                       9,099,589.52
Unscheduled Principal Payments                                   122,734,412.09
Redraws                                                            8,276,672.19

Principal Collections                                            123,557,329.42


TOTAL AVAILABLE PRINCIPAL                                              AUD
                                                                 ---------------
Principal Collections                                            123,557,329.42
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                         2,416,568.79

Total Available Principal                                        125,973,898.21

Outstanding Principal Draws From Previous Period                           0.00

Principal Distributed                                            125,973,898.21
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                  AUD
                                                                 ---------------
Available Income                                                  21,524,988.22
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             21,524,988.22


REDRAW & LIQUIDITY FACILITIES                                          AUD
                                                                 ---------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


CPR
---                                     MAR -02      APR-02      MAY-02
                                        -------      ------      ------
                 1 MTH CPR              28.35%       31.86%      31.08%


ARREARS
-------                    % OF POOL
                          (BY BALANCE)
                          ------------
31 - 59 DAYS                  0.37%
60 - 89 DAYS                  0.15%
90+ DAYS                      0.09%

DEFAULTS                          1

LOSSES                          Nil


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